
Mail Stop 3561

March 18, 2009

Via U.S. Mail

Tal L. Kapelner
President and Principal Executive Officer
Writers' Group Film Corp.
1752 East Avenue J #266
Lancaster, CA 93560

Re: Writers' Group Film Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 4, 2009
File No. 333-156832

Dear Mr. Kapelner:

        We have reviewed your responses to the comments in our letter dated February 17, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. In your response to prior comment 1, you state that you have not entered into an equity line agreement with Auctus Private Equity Fund, LLC. However, we note that you disclosed in Note 4 to your recently filed Form 10-Q for the period ending on December 31, 2008 that the company signed a drawdown equity credit facility with Auctus on December 31, 2008. Specifically, you state that "the facility allows the Company, once it obtains a priced quotation on a secondary stock quotation service, market or exchange, to sell shares to Auctus at 93% of the average closing bid price of the prior five trading days of the Company's listed stock." Please explain this discrepancy. In addition, please tell us whether you

have plans to issue any shares under an equity line of credit in the foreseeable future.

2. We note your response to prior comment 3 and reissue in part. On page 3 of your response letter, you state that *most* of your private placement investors were not aware of your public offerings. Please tell us whether *any* investors became interested in the private offerings by means of this registration statement or the registration statement commencing in May 2008. If so, please identify those investors and discuss the facts and circumstances surrounding the sale of your securities to those investors.

3. We also note your analysis with respect to the intended purposes of the public and private offerings. You state that the public offerings were intended to raise funds to finance an entire movie, whereas the private placements were only intended to raise sufficient funds to pay your administrative expenses. This disclosure suggests that the private placements were relatively small by choice of the company rather than because the company was not able to sell more of its securities in the private placements. Please explain why your company, which has limited cash available, would purposely limit the size of its private placements. Alternatively, please confirm that both public and private offerings were intended to raise as much capital as possible to fund your operations.

4. Please provide an explanation as to why the private offerings 1) having the same class of securities, 2) being offered at about the same time and 3) having the same type of consideration should not be integrated with this registration statement or the public offering commencing in May 2008. Refer to Securities Act Release No. 4552 (November 6, 1962), Question 139.25 of *Compliance and Disclosure Interpretations* (*updated 11/26/08*), and any other relevant staff guidance.

5. While we note your response to prior comment 4, we reissue the comment. Please note that the prospectus should accurately describe your company as of the time of effectiveness. Your prospectus, and in particular, the Business and the Management's Discussion & Analysis sections, unduly focus on and disproportionately emphasize your future plans or aspirations. You may talk about what you plan to do but you should present that discussion in the context of a clear timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan.

6. We note your response to prior comment 5 and reissue. We encourage you to avoid unnecessary repetition as we believe that disclosure which repeats information is not reader-friendly. Please revise to provide concise disclosure and

consider adding subheadings to more clearly focus your disclosure and to guide
the reader.

Cover

7. We note that you have increased the offering price per share to $0.03 in the
    registration fee table. However, in your responses to prior comments 2 and 7, in
    your revised footnote 2 to the registration fee table and elsewhere in the
    prospectus you maintain that the shares will initially be sold at $0.01. Please
    explain this discrepancy.

8. Refer to the second sentence of footnote (2). The suggestion that the shares will
    likely increase by 300% is inappropriate. If the offering price of the shares was
    determined arbitrarily, please state that fact without adding language that suggests
    that the shares are guaranteed to increase in value threefold.

Risk Factors, page 5

9. We note your response to prior comment 13 and reissue in part. Please revise
    further to discuss the effects of the recent market downturn on your entire
    business. We note that this risk factor currently focuses solely on the adverse
    impact of market conditions on the production of "Writers' Assistants."

Third-Party Financiers And Our Own Money Raises…, page 6

10. We note that you use the term "money raise" throughout the prospectus. The
    meaning of this term is unclear. For instance, are you referring to the issuance of
    debt or equity securities, loans from banks or other efforts to raise capital? Please
    revise your disclosure to clarify.

We are a Start Up Company, and as Such Face Difficulties…, page 7

11. We note your response to prior comment 20 and your additional disclosure
    regarding the film industry experience of your officers and directors. Please
    remove this language as it appears intended to minimize the risk presented to
    investors by your management's lack of relevant experience. Please revise to
    clarify that while your officers and directors have some film industry experience,
    they have limited or no experience managing a public entertainment company.

12. In addition, we note that the revised language on page 7 relates to the risk of
    inexperienced management, not the difficulties of being a start-up. Please include
    the disclosure under an appropriate existing risk factor heading or add a new risk
    factor heading which relates to the revised disclosure.

<u>We Have Little History of Operations …, page 7</u>

13. We note your response to prior comment 21 and reissue in part. If true, we suggest that you indicate that as a result of your limited operating history, it may be difficult for investors to accurately forecast your operating expenses or potential revenue.

<u>We May Not Have Sufficient Funds And This May Lead to More-Diluted Stock, page 8</u>

14. Please revise throughout the prospectus to remove reference to offering proceeds as you have indicated that you will not receive any proceeds from this offering.

<u>There is No Market For Our Common Equity Securities…, page 9</u>

15. We note your response to prior comment 22 and your revised disclosure. Please further revise to quantify the aggregate number, and aggregate percentage, of shares purchased by your management in the private placements.

16. It appears that your revised language in response to prior comments 22 and 23 is not appropriate under the current risk factor heading. Please include the disclosure under an appropriate existing risk factor heading or add a new risk factor heading which relates to the revised disclosure.

<u>We May Face Liability…, page 10</u>

17. We note your response to prior comment 27. Please consider creating a separate risk factor to discuss the fact that you do not own any liability insurance.

18. We note your response to prior comment 42. Please add a separate risk factor describing the possibility that "G! Dude?" and other works that you produce may infringe upon others' intellectual property rights.   The present discussion under this heading appears to focus on the risks you face as an internet content provider.

<u>There is Limited Protection Of Intellectual Property Rights…, page 10</u>

19. We note your response to prior comment 28 and your revised disclosure. Please revise to define the meaning of the term "entertainment products."

Directors, Executive Officers, Promoters and Control Persons, page 16

20. We note that your directors' terms ended on March 9, 2009, at which time they may be re-elected at your annual meeting. In your next amendment, please revise to update the disclosure in this section.

Security Ownership of Certain Beneficial Owners and Management, page 17

21. We note your response to prior comment 35. Please revise to update the information in the beneficial ownership table as of the most recent fiscal quarter.

Organization Within Last Five Years, page 19

22. Please revise to update your disclosure in this section as of the most recent fiscal quarter.

23. We note your response to prior comment 36 and the revised disclosure regarding the issuance of shares to FMCOCO, Inc. on March 9, 2007. Please revise to disclose the term of this consulting relationship.

Description of Business, page 20

24. We note your response to prior comment 37. Refer to the final sentence of the third-to-last paragraph on page 20. Please revise to balance this disclosure by clarifying that you have no proven record of securing full funding from production companies or film studios by offering financial incentives to secure well-known actors or directors.

Business of Issuer, page 22

25. While we note your response to prior comment 39, we reissue the comment. Please further revise this section to provide more clarity in regards to all material aspects of your current business. We suggest that you completely revise this section to accurately and succinctly disclose your current stage of development and discuss how you plan to generate revenues with your products. Explain why you have designated "Writers' Assistants" as the "revenue-generating" product and provide the reasons why you believe that it will generate revenues.

26. We note your response to prior comment 40 and reissue. Please substantially revise your disclosure throughout the Business section to reduce or eliminate disclosure which merely recites market data and practices instead of focusing on your company and its specific operations. Please note that this prospectus relates

specifically to the sale of your securities and the presentation of major movie production methods and general industry data (pages 24-30) should not distract from the fact that your company is still in its initial stages of development.

27. We note your response to prior comment 41. For consistent clarity, please revise throughout the prospectus to disclose, if true, that you may offer up to 5-10% of the film's budget and 5-10% of the film's profits to attract actors *and* directors. In addition, please disclose whether it is possible that you would offer these incentives to multiple actors (or a director and actor(s)) in the same film and thus commit an aggregate percentage of your budget and profit in excess of 15%.

Revenue-Generating Events, page 23

28. Please revise to disclose the revenues that you expect to receive from your agreements with Car Search, Inc. and Cruck Productions.

Plan to Generate Revenues with our Products, page 24

29. We note the revised disclosure on page 26 that you have prepared a list of prospective actors for your projects. Revise to clarify the statement and explain your criteria for selecting an actor. For instance, how do you intend to determine if he or she is sufficiently well-known? Is there a certain bankability threshold that you will apply? Does a similar list exist for prospective directors?

30. Also, please disclose here whether you have made any initial contacts with these prospective actors (or directors) and whether you have any reason to believe that the actors (or directors) on the list would be available to you.

Distribution and Marketing, page 29

31. We note your response to prior comment 44 and reissue. Please revise to explain your belief that the revenue centers on page 30 may be available for you to participate in once Writers' Assistants is produced.

32. Refer to the second-to-last sentence of the fourth paragraph on page 30. Please describe the research that you have conducted regarding the likelihood of a film being accepted to multiple film festivals. Alternatively, please delete reference to such research.

Management's Discussion and Analysis or Plan of Operation, page 33

33. We note your response to prior comment 49 and reissue. Please substantially revise this section to concisely provide disclosure assessing your financial

condition pursuant to Item 303 of Regulation S-K. These requirement would include, among others, disclosure of your results of operations (with a year-to-year comparison of your financial condition) and your liquidity and capital resources. Refer to Item 303 of Regulation S-K.

34. The first and second paragraphs of Management's Discussion and Analysis appear to be contradictory. In the first paragraph, you state that you can continue to operate in a "limited capacity" without additional funding. In the second paragraph, you state that you have insufficient funds to continue operations without additional funding. Please revise to reconcile.

35. We note your response to prior comment 50 and reissue. Please revise to provide a concise description of your plan for the next twelve months and delete references to your *past* "milestones" if they are not related to your current plan of operations. Refer to pages 34-36. Please provide a clear timetable by which you anticipate meeting the milestones and succinctly discuss how you intend to secure appropriate funding for each step.

36. We note your response to prior comment 51. Please revise to more clearly describe the current stage of development for these projects. It is unclear what you mean by "not in the script stage."

37. We note that you have included as a milestone a financier's commitment to invest $150,000 in the "Writers' Assistants" project. Since this commitment was cancelled, please revise to remove this disclosure. We believe that describing this event as a "milestone" may be misleading to investors.

Certain Relationships and Related Transactions, page 38

38. Please revise to update the disclosure describing your related party transactions as of the most recent fiscal quarter.

Executive Compensation, page 38

39. While we note your response to prior comment 53, we re-issue the prior comment. Note that you are required to provide a Summary Compensation Table. Please revise accordingly.

Other

40. Please consider the financial statement update requirements of Rule 8-08 of Regulation S-X prior to filing the next amendment to your registration statement.

41. Please file all material agreements, including related party contracts, with your next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Diane D. Dalmy, Esq.
        facsimile: (303) 988-6954